EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D, and any amendments thereto, with respect to the Units of Beneficial Interest in TEL Offshore Trust beneficially owned by each of them.  This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned execute this Joint Filing Agreement as of the 25th day of January 2013.

RNR Production Land and Cattle Company, Inc.

By: /s/ Roy T. Rimmer, Jr.

/s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr.

/s/ Nancy Rimmer.
Nancy Rimmer